UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021.

_____________________

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated December 13, 2021

Item 1

PRESS RELEASE

Convening Notice for Extraordinary General Meeting of Shareholders

MILLICOM INTERNATIONAL CELLULAR S.A.

Registered Address:

2, Rue du Fort Bourbon

L-1249 Luxembourg, Grand-Duchy of Luxembourg

– R.C.S. Luxembourg: B40630 –

I. NOTICE

The extraordinary general meeting (“EGM”) of the shareholders of MILLICOM INTERNATIONAL CELLULAR S.A. (“Millicom” or the “Company”) is hereby convened to be held at the Registered Address on Monday, January 24, 2022, at 4:00pm Central European Time ("CET").

The Company continues to monitor developments regarding the coronavirus disease (COVID-19) and related instructions from the Luxembourg Ministry of Health and other competent authorities in and outside of Luxembourg. Due to these circumstances, Millicom is taking precautionary measures to limit the exposure for its employees, shareholders and stakeholders, and the Board of Directors (the “Board”).

The shareholders are, therefore, encouraged to exercise their shareholders' rights at the EGM solely by voting by proxy. Shareholders that still wish to attend the EGM in person must follow the COVID-19 rules in force at the time of the meeting as well as the COVID-19 Protocol adopted by the Company. To vote by proxy or attend in person, please follow the instructions in section IV: “Right to participate at the EGM”.

II. AGENDA

The EGM will consider and vote on the agenda points listed below. Please, refer to section IX: “Notes to the Agenda Points of the EGM” to find detailed information about these proposals.

1.	To elect the Chair of the EGM and to empower the Chair to appoint the other members of the bureau of the meeting. [Note]

2.	To increase the authorized share capital of the Company from one hundred and ninety-nine million nine hundred and ninety-nine thousand, eight hundred United States Dollars (USD 199,999,800.-) divided into one hundred and thirty-three million, three hundred and thirty-three thousand, two hundred (133,333,200) shares, with a par value of one dollar fifty cents (USD 1.50) each, to three hundred million United States Dollars (USD 300,000,000) divided into two hundred million (200,000,000) shares with a par value of one dollar fifty cents (USD 1.50) each, in accordance with Article 420-26 (5) of the law of 10 August 1915 on commercial companies, as amended from time to time (the “1915 Law”) and to amend article 5, paragraphs 1 and 4 of Millicom’s articles of association accordingly. [Note]

3.	In relation to the increase of the authorized share capital, to receive the special report of the Board of Directors of Millicom issued in accordance with Article 420-26 (5) of the 1915 Law, inter alia. [Note]

III. KEY DATES

January 3, 2022	Deadline to propose additional items to the agenda
January 5-10, 2022	Conversion stoppage
January 10, 2022	Voting Record Date and deadline to submit Notification Forms
January 19, 2022	Deadline to submit proxies
January 24, 2022	EGM

IV. RIGHT TO PARTICIPATE AT THE EGM

The following persons who comply with the procedure below, and who hold shares or SDRs on January 10, 2022 (the "Voting Record Date") at 24.00 CET are eligible to vote at the EGM1:

(1) Holders of Millicom shares traded on the Nasdaq Stock Market in the US (“Nasdaq US”) under the ticker symbol TIGO (“Millicom Shareholders”) that are registered with the Broadridge Investor Communications, Inc. (“Broadridge”), including those held by Cede & Co (“DTCC”), and

(2) Holders of SDRs traded on Nasdaq Stockholm under the ticker symbol TIGO_SDB (“Millicom SDR Holders”) that are registered with Euroclear Sweden AB.

Conversion stoppage. Conversions from SDRs into shares, and vice versa, will not be permitted from January 5, 2022 (included) up to January 10, 2022 (included). Millicom SDR holders who seek to convert their SDRs to shares, or vice versa (which can be done in accordance with the procedures set out on Millicom’s website), should take into consideration the dates and times noted above.

Instructions for voting by Millicom Shareholders are shown below. Instructions for voting by Millicom SDR Holders are shown on the following pages.

_________________

1 However, notwithstanding anything to the contrary herein, the Bureau of the EGM shall have the discretionary power to exceptionally accept the voting of a Millicom Shareholder or Millicom SDR Holder at the EGM, even if the relevant proxy has a formal deficiency or was received after the deadlines contained herein.

1.	Millicom Shareholders (US)

Eligible shareholders

Voting is reserved to Millicom Shareholders duly registered with Broadridge and/or held by DTCC, on the Voting Record Date (as defined above) at 24.00 CET and who vote in accordance with these procedures.

Beneficial owners. Beneficial owners of shares that are registered in the name of a nominee or broker (including nominees or brokers that hold shares through DTCC) have the right to instruct their nominee or broker on how to vote with a voter instruction form (“VIF”), or as may otherwise be established by the nominee or broker.

Beneficial holders who wish to vote directly must request the nominee or broker that appears as the registered shareholder on the Voting Record Date to issue a legal proxy which allows the beneficial owner to vote his or her shares directly.

Beneficial owners who do not vote via their brokers/nominees or do not have a legal proxy are not eligible to vote.

Ways to vote and deadline

By proxy: registered shareholders may submit the power of attorney form (“Millicom Shareholder Proxy Form”) containing their voting instructions, such that it is received no later than on January 19, 2022.

In person: the registered shareholder may submit the notification of attendance form to attend the EGM in person (the “Shareholder Notification Form”), such that it is received no later than on January 10, 2022.

Channels to submit the Millicom Shareholder Proxy Form or the Millicom Shareholder Notification Form

1.   Online: The Company has sent by post the invitation letter and the Millicom Shareholder Proxy Form needed to vote at the EGM. The Millicom Shareholder Proxy Form includes a control number. Votes can be cast using the control number at https://east.proxyvote.com/pv/web

If you consider that you are eligible to vote but you have not received the control number by post and you would like to submit your vote online, please contact Millicom at information@millicom.com

2.   By post: The Millicom Shareholder Proxy Form and the Shareholder Notification Form can be submitted by post. The original completed, dated and signed Millicom Shareholder Proxy Form or Shareholder Notification Form should be mailed to the address provided in the form. Shareholders that choose to send the Millicom Shareholder Proxy Form by post should also send a scanned copy to: information@millicom.com

3.   By e-mail (only for the Shareholder Notification Form): Download the Shareholder Notification Form from the Millicom Website: https://www.millicom.com/investors/agm-egm-notices/. Complete, date and sign the form using an electronic signature, and then send the signed form to: information@millicom.com

All forms and all supporting documents can be downloaded from Millicom’s website: https://www.millicom.com/our-company/governance/shareholder-meetings/

Evidence of authority (for Millicom Shareholder Notification Forms only)
In case a shareholder is a legal entity, the Shareholder Notification Form must be signed by a duly authorized person and legally sufficient evidence of the signatory’s power of representation must be provided. The attendee will also need to bring original identification documentation (such as a passport) and follow the COVID-19 protocol explained in the Millicom Shareholder Notification Form.

2.	Millicom SDR Holders (Sweden)

Eligible Millicom SDR Holders

Voting is reserved to Millicom SDR Holders duly registered with Euroclear Sweden AB as of the Voting Record Date (as defined above) at 24.00 CET and who vote in accordance with these procedures.

Re-registration. In order to exercise their rights at the EGM, Millicom SDR Holders whose SDRs are registered in the name of a broker or nominee must temporarily re-register the SDRs in their own name in the records maintained by Euroclear Sweden AB. Millicom SDR Holders wishing to re-register must inform their broker/nominee well in advance of the Voting Record Date so that they appear on the records maintained by Euroclear Sweden AB at 24.00 CET on the Voting Record Date.

Note that the re-registration process can take up to 10 working days, and SDR Holders who have not re-registered will not be eligible to vote at the EGM. As such, we strongly recommend commencing the re-registration process as soon as possible.

Ways to vote and deadline

By proxy: registered Millicom SDR Holders may submit the power of attorney form (“SDR Holder Proxy Form”) containing their voting instructions, such that it is received no later than on January 19, 2022.

In person: the registered SDR Holder may submit the notification of attendance form to attend the EGM in person (the “SDR Holder Notification Form”), such that it is received no later than on January 10, 2022.

Channels to submit the SDR Holder Proxy Form or the SDR Holder Notification Form

1.   Online: The Company has sent by post the invitation letter to vote at the EGM. The invitation letter includes a pin code. Votes can be cast using the pin code online at https://anmalan.vpc.se/Millicom/frmEntre.aspx.

If you are a Millicom SDR Holder eligible to vote at the EGM but have not received the invitation letter, and you would like to submit your vote online, please contact Euroclear at: millicom@euroclear.com or by phone: +468-401 43 11 between 9:00 and 16:00 CET.

2.   By post: The SDR Holder Proxy Form and the SDR Holder Notification Form can be submitted by post. The original completed, dated, and signed SDR Holder Proxy Form or the SDR Holder Notification Form shall be mailed to the address provided in the form.

Millicom SDR Holders that choose to send the SDR Holder Proxy Form or the SDR Holder Notification Form by post should also send a scanned copy to: millicom@euroclear.com

4.   By e-mail (only for the SDR Holder Notification Form): Download the SDR Notification Form from the Millicom Website: https://www.millicom.com/investors/agm-egm-notices/. Complete, date and sign the form using an electronic signature, and then send the signed form to: millicom@euroclear.com

All forms and all supporting documents can be downloaded from Millicom’s website: https://www.millicom.com/our-company/governance/shareholder-meetings/

Evidence of authority (for Millicom SDR Holder Notification Form only)
If the Millicom SDR Holder is a legal entity, the SDR Holder Notification Form must be signed by a duly authorized person and legally sufficient evidence of the signatory’s power of representation must be provided. The attendee will also need to bring an original identification document (such as a passport) and follow the COVID-19 protocol explained in the SDR Holder Notification Form.

V. SHARE CAPITAL, QUORUM, AND MAJORITY

Millicom has 101,739,217 outstanding shares, each with nominal value of USD 1.50, and each share is entitled to one vote. On December 13, 2021, Millicom held 1,544,883 shares in treasury. The number of shares held in treasury by Millicom will be updated as at the Voting Record Date to calculate the voting results. Voting rights attached to shares held in treasury are suspended by law.

The EGM will validly deliberate only if at least 50% of the issued share capital is present or represented (the "Quorum") at the first meeting and the resolutions will validly be adopted only if approved by at least 2/3 of the votes cast at the EGM. If the Quorum is not reached at the first meeting, the Board of Directors may convene a second extraordinary general meeting of the shareholders of Millicom to deliberate any item of the agenda of the EGM for which no quorum will be required, and at which the resolutions will validly be adopted only if approved by at least 2/3 of the votes cast. Each share is entitled to one vote.

VI. RIGHT TO PROPOSE NEW ITEMS TO THE AGENDA

One or several shareholders representing, individually or collectively, at least 5% of the share capital of Millicom reserve the right to add additional items to the agenda of the EGM.

These rights must be exercised in writing and submitted to Millicom by mail at Millicom’s Registered Address, attention: Company Secretary, and by e-mail to information@millicom.com, such that they are received no later than January 3, 2022, and the revised agenda will be published by Millicom, no later than January 7, 2022. Shareholder(s) requesting to add an item to the agenda must provide

(i)	a reason or motivation for such petition,

(ii)	a draft of the resolution to be presented at the EGM, and

(iii)	a postal or e-mail address to which the acknowledgment of receipt of their request may be sent by Millicom. Such acknowledgment will be sent within forty-eight (48) hours of receipt of the request.

VII. ABILITY TO ASK QUESTIONS AHEAD OF THE EGM

Shareholders have the right to ask questions about items on the agenda of the EGM ahead of the meeting. The Company will on a best-efforts basis provide responses to the questions on the Company’s website. Questions must be received by the Company by January 19, 2022. Questions must be sent by e-mail to: information@millicom.com and include the shareholder’s full name and address and proof of ownership of Millicom shares on the Voting Record Date.

VIII. SUPPORTING DOCUMENTS AND INFORMATION

The following documents and information related to the EGM are available to shareholders at the Registered Address of Millicom and on Millicom's website https://www.millicom.com/our-company/governance/shareholder-meetings/:

-	this Convening Notice

-	the Millicom Shareholder Proxy Form – Nasdaq US

-	The Millicom Shareholder Notification Form – Nasdaq US

-	the Millicom SDR Holder Proxy Form – Nasdaq Stockholm

-	the Millicom SDR Holder Notification Form – Nasdaq Stockholm

-	the draft resolutions of the EGM

-	Draft Restated Articles of Association

Shareholders may also receive a copy of the above-mentioned documents by sending a request by mail to the Millicom Registered Address, attention: Company Secretary, and by e-mail to information@millicom.com

IX. NOTES TO THE AGENDA POINTS OF THE EGM

EGM – item 1: CHAIRMAN OF THE MEETING

Millicom's Board proposes Mr. Alexander Koch, attorney at law (Avocat à la Cour/Rechtsanwalt), with professional address in Luxembourg, to preside over the EGM.

In the event of Mr. Alexander Koch’s absence, the Chairman of the Board – or in the absence of the Chairman of the Board, any member of the Board virtually present at the EGM – shall be empowered to appoint from amongst the persons present at the meeting the individual that will preside over the EGM.

The Chairman of the EGM shall be empowered to appoint, from among the persons present at the meeting, the other members of the bureau of the meeting (i.e., the Secretary and the Scrutineer).

EGM – items 2 and 3: INCREASE IN AUTHORIZED SHARE CAPITAL AND AMENDMENT OF ARTICLE 5 OF THE ARTICLES OF ASSOCIATION

The Board proposes to increase the authorized share capital from one hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred United States Dollars (USD 199,999,800.-) divided into one hundred and thirty-three million, three hundred and thirty-three thousand, two hundred (133,333,200) shares with a par value of one dollar fifty cents (USD 1.50) each, to three hundred million United States Dollars (USD 300,000,000) divided into two hundred million (200,000,000) shares with a par value of one dollar fifty cents (USD 1.50) each.

The proposed increase in the authorized capital is to enable the Company to proceed with the rights offering announced in the press release on acquiring full control of Tigo Guatemala published on November 11, 2021, and to maintain the ratio between authorized and issued share capital within market practice. Further information on the rights issue (including full terms and conditions such as record date, subscription price etc.) will be disclosed at a later date. The proposed increase in the authorized capital shall not in any way amend or increase the existing authorization of the Board to remove or limit the preferential subscription right of the Shareholders, in case of issue of shares against payment in cash to a maximum of new shares representing 5% of the then outstanding shares (including shares held in treasury by the Company itself). The authorization remains valid until 4 May 2023, as further clarified in Article 5 of the articles of association of the Company.

The amended article 5 of the articles of association of the Company shall read as follows:

Article 5. Corporate Capital.

The Company has an authorized capital of three hundred million United States Dollars (USD 300,000,000) divided into two hundred million (200,000,000) shares with a par value of one dollar fifty cents (USD 1.50). The Company has an issued capital of one hundred and fifty-two million, six hundred and eight thousand, eight hundred and twenty-five dollars and fifty cents (United States Dollars) (USD 152,608,825.50) represented by one hundred and one million, seven hundred and thirty-nine thousand, two hundred and seventeen (101,739,217) shares with a par value of one dollar and fifty cents (USD 1.50) each, fully paid-in.

The authorized capital of the Company may be increased or reduced by a resolution of the shareholders of the Company (the “Shareholder(s)”) adopted in the manner required by the Law for amendment of these Articles.

The Board is authorized and empowered to:

(i)	realize any increase of the issued capital within the limits of the authorized capital in one or several successive tranches, by issuing of new shares, against payment in cash or in kind, by conversion of claims, integration of distributable reserves or premium reserves, or in any other manner;

(ii)	determine the place and date of the issue or the successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new shares; and

(iii)	remove or limit the preferential subscription right of the Shareholders in case of issue of shares against payment in cash to a maximum of new shares representing 5% of the then outstanding shares (including shares held in treasury by the Company itself).

This authorization is valid until 4 May 2023, and it may be renewed by an extraordinary general meeting of the Shareholders for those shares of the authorized corporate capital which up to then will not have been issued by the Board.

Following each increase of the corporate capital realized and duly stated in the form provided for by the Law, the first paragraph of this article 5 will be modified so as to reflect the actual increase; such modification will be recorded in authentic form by the Board or by any person duly authorized and empowered by it for this purpose.

The Board	December 13, 2021

The personal data of SDR holders and shareholders collected from the SDR/share register, notification of attendance to the EGM as well as information regarding representatives and advisors will be used for registration, drawing up of voting list for the EGM and, where applicable, minutes from the EGM. The personal data will be processed in accordance with the General Data Protection Regulation (Regulation (EU) 2016/679 of the European Parliament and of the Council) in force as of May 25, 2018.

For more information, please contact:

EGM Inquiries: Patrick Gill, Company Secretary +352 27 759 603 Maria Florencia Maiori, Senior Legal Counsel information@millicom.com

Press: Vivian Kobeh, Corporate Communications Director +1 786-628-5300 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1 786-628-5270 investors@millicom.com Sarah Inmon, Investor Relations Director +1 786-628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high- speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO. As of December 31, 2020, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 55 million customers, with a cable footprint of more than 12 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg. For more information, visit: millicom.com. Connect with Millicom on Twitter, Instagram, Facebook and LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: December 13, 2021